

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

03 JUL -8 AM 7:21

Group Secretariat

26th June 2003



03024345

Securities & Exchange Commission
Office of International Corporate Fina
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 JUL -8 AM 7:21

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Director's Share Transaction</u>

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
A J L Nightingale	Exercise of Options	25/06/2003	60,000*	US$3.228

** 55,000 shares are held as beneficial interest and 5,000 shares are held as non-beneficial interest.*

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

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